October 3, 2019

Tak Shing Eddie Wong
Chief Executive Officer
TGS International Ltd.
Suite 1023, 10/F., Ocean Centre
5 Canton Rd., Tsim Sha Tsui
Kowloon, Hong Kong

       Re: TGS International Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 25, 2019
           File No. 333-217451

Dear Mr. Wong:

       We have reviewed your October 2, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 27, 2019 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2018

Item 1. Business, page 10

1. We note your response to comment one and we partially reissue the comment. Please revise to remove the resources calculated under Soviet standards. Tak Shing Eddie Wong
TGS International Ltd.
October 3, 2019
Page 2

       You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 with questions.



FirstName LastNameTak Shing Eddie Wong                Sincerely,
Comapany NameTGS International Ltd.
                                                      Division of Corporation
Finance
October 3, 2019 Page 2                                Office of Energy &
Transportation
FirstName LastName